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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Projects 6,350 New Jet Deliveries in the 70 to 130-Seat Segment

Paris, France, June 15, 2015 – Embraer has released its 2015-2034 Market Outlook which details forecasted deliveries of new aircraft over the next twenty years. The report focuses on the 70 to 130-seat capacity category which is valued at USD300 billion during that period.  Embraer projects deliveries of 6,350 jets - 2,250 units in the 70 to 90-seat segment and 4,100 units in the 90 to 130-seat segment.

The 70 to 130-seat jet world fleet-in-service will increase from 2,590 aircraft in 2014 to 6,490 by 2034, the fastest growing among all aircraft seat segments.  Replacement of ageing aircraft will represent 39% of new deliveries and 61% will represent market growth.

70 to 130-Seat Jet Deliveries – Market Forecast by Region

Region	Deliveries	Share
North America	2,060	32%
Europe	1,160	18%
China	1,020	16%
Latin America	720	11%
Asia Pacific	550	9%
CIS	380	6%
Africa	240	4%
Middle East	220	4%
World (2015-2034)	6,350

The capacity discipline strategy followed by North American carriers has proven to be very effective in generating higher profits. As airlines become more attractive to investors, Embraer also sees a shift in the main business goals from unit cost and market share to unit profit and return on investment.

“Right-sized aircraft can regularly generate higher revenue and profit per seat since they have fewer available seats allocated for low-fare passengers. High efficiency of assets is essential to sound financial performance. Those attributes — combined with hub-and-spoke efficiency, narrow-body aircraft complement and new market development — will generate significant demand for new aircraft in the segment,” explained Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 12 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Worldwide demand for air transport, measured by revenue passenger kilometers, will increase 2.6 fold at an average of 4.9% annually through 2034. China and the Middle East will be the fastest-growing markets with an average annual RPK growth rate of around 7.0%, followed by the emerging regions of Latin America with 5.9%, Africa with 5.4%, Asia Pacific and the Commonwealth of Independent States (CIS) with around 5.0% and the mature markets of Europe and North America with 3.9% and 2.7%, respectively.

About Embraer’s Market Outlook

Since the 1st edition of Embraer’s Market Outlook was published in 2004, the company’s analysts have continuously refined their forecast models in order to identify and predict future trends. The process consists of two main steps: (1) a traffic demand forecast for the future evolution of RPKs by regions and sub-regions based on econometrics for the next 20 years and (2) an aircraft demand forecast that estimates the number of new aircraft deliveries from 30-seat turboprops to wide-bodies during the same period.

Embraer is pleased to launch the new Embraer Market Outlook website. The 2015-2034 version is available at http://www.embraermarketoutlook.com.

Access the full document at: http://www.embraercommercialaviation.com/Pages/Market-info.aspx?Category=Market Outlook

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 12 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer